Davis Polk & Wardwell
		      450 Lexington Avenue
		    New York, New York 10017
			 (212) 450-4000






					January 22, 1996



Merrill Lynch, Pierce, Fenner &
 Smith Incorporated as Agent
 for the Sponsors of certain
 Unit Investment Trusts
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Dear Sirs:

     We have acted as special counsel for you and the other
Sponsors of Defined Asset Funds, Municipal Investment Trust Fund, California Insured Series - 33 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units") in accordance with the related Trust
Indenture (the "Indenture") with The Chase Manhattan Bank as trustee (the "Trustee").
The accompanying Rule 24f-2 Notice (the "Notice") for the Fund makes definite in number the registration of Units sold in reliance upon the Rule during the fiscal period covered by the Notice. The Units covered by the Notice are hereinafter referred to as the "Registered Units".

     We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and instruments as we have deemed necessary or advisable for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that the Registered Units, assuming due execution and delivery of any certificates evidencing the registered Units by the Sponsor and the Trustee and assuming payment for all registered Units in accordance with the Indenture, have been legally issued, fully paid and non-assessable.

					Very truly yours,


				    /s/ Davis Polk & Wardwell